SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
Commission file number: 0-22684
Universal Forest Products, Inc. Employees’ Profit Sharing
and 401(k) Retirement Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Universal Forest Products, Inc. Employees’ Profit Sharing and
     401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Grand Rapids, Michigan
June 11, 2008

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$154,573,038	$165,431,359
Participant loans receivable	9,421,917	9,078,477

	163,994,955	174,509,836
Participant contribution receivable	165,207	444,472
Employer contribution receivable	543,393	971,052
Cash	–	62

	164,703,555	175,925,422
Liabilities
Due to investment broker	(339,117)	–

Net assets available for benefits at fair value	164,364,438	175,925,422

Adjustment from fair value to contract value for fully benefit responsive investment contracts	294,242	700,006

Net assets available for benefits	$164,658,680	$176,625,428

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Participant contributions	$9,540,934	$10,238,434
Rollover contributions	2,413,259	1,995,323
Employer contributions	3,811,888	4,186,921
Interest income	821,906	640,258
Dividend income	6,631,135	5,343,348

	23,219,122	22,404,284
Deductions
Distributions to participants	(18,902,630)	(7,695,802)
Administrative expenses	(570,976)	(611,091)

	(19,473,606)	(8,306,893)
Net realized and unrealized depreciation in fair value of investments	(15,712,264)	(3,743,379)

Net increase (decrease)	(11,966,748)	10,354,012

Net assets available for benefits at beginning of year	176,625,428	166,271,416

Net assets available for benefits at end of year	$164,658,680	$176,625,428

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement is effective for the Plan in 2008. Universal Forest Products, Inc. (the Plan Sponsor) is currently evaluating the effect, if any, that the adoption of SFAS No. 157 will have on the Plan’s financial statements.
Investments
The Plan’s investments are stated at fair value. The fair value of mutual funds is based on quoted market values on the last day of the plan year. The fair value of participation units owned in common trust funds is based on quoted redemption values on the last day of the plan year, except the Morley Stable Value Fund, for which the fair value is determined as described in the following paragraph. The participant loans are stated at their outstanding balances, which are estimated to approximate fair value.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
The Plan also invests in investment contracts through a common collective trust (Morley Stable Value Fund). FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), requires such investment contracts held by a defined contribution plan to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in the Morley Stable Value Fund is based on audited information reported by the issuer of the common collective trust at year-end. The contract value of the Morley Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of common stock of the Plan Sponsor and funds that are held in the Morley Stable Value Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Morley Stable Value Fund held by the Fund. At December 31, 2007 and 2006, 1,094,160 and 1,075,481 units, respectively, were outstanding with a value of $29.52 and $45.98 per unit, respectively.
The Evergreen Short Intermediate Bond Fund (the Bond Fund) is also tracked on a unitized basis. The Bond Fund consists of the Evergreen Short Intermediate Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Bond Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Evergreen Short Intermediate Bond Fund and the cash held. At December 31, 2007 and 2006, 263,559 and 226,513 units, respectively, were outstanding with a value of $14.72 and $13.98 per unit, respectively.
Investment transactions are recorded as of the settlement dates. The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in net assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Administrative Expenses
Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.
Reclassifications
Certain amounts previously reported in the 2006 financial statements have been reclassified to conform with presentation used in 2007.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates. All newly eligible employees on and after July 1, 2006 are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.
The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 50% of participant deferrals, subject to a limit of 6% of each participant’s compensation in 2007 and 2006. Additional discretionary matching contributions may be made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.
The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.
Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Effective January 1, 2006, all forfeitures are used to offset the Plan Sponsor’s matching contributions. During 2007 and 2006, forfeitures in the amount of $393,000 and $201,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.
Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (7.25% at December 31, 2007) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period.
The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.
3. Investments
The Plan’s investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2007	2006

Common stock	$(17,860,785)	$(8,473,124)
Common collective trust funds	2,207,515	2,589,963
Mutual funds	(58,994)	2,139,782

	$(15,712,264)	$(3,743,379)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Individual investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2007	2006

American Funds Growth Fund of America	$9,653,584	$8,928,261
Dreyfus Midcap Index Fund	8,931,222	*
Evergreen International Equity Fund	11,081,033	8,845,195
Morley Stable Value Fund	37,390,461	36,308,055
Neuberger & Berman Genesis Assets Fund	9,151,067	*
T. Rowe Price Retirement 2020 Fund	9,801,201	*
Universal Forest Products Common Stock	31,871,330	49,452,782
Van Kampen Growth and Income Fund	16,078,210	16,420,651
Wells Fargo Outlook 2020 Fund	*	9,307,535
*Investment is less than 5% in the respective year.
4. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service dated April 2, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
5. Difference Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits from the financial statements	$164,658,680	$176,625,428
Net adjustment to fair value for fully benefit responsive investment contracts	(294,242)	(700,006)

Assets available for benefits from the Form 5500	$164,364,438	$175,925,422

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN #38-1465835 Plan #001
December 31, 2007

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common stock:
Universal Forest Products, Inc.*	Universal Forest Products Common Stock	$31,871,330

Common collective trust funds:
Morley	Stable Value Fund	37,390,461
Wachovia Securities*	Enhanced Stock Market Fund	7,460,633

		44,851,094

Mutual funds:
American Funds	Growth Fund of America	9,653,584
Dreyfus	Midcap Index Fund	8,931,222
Evergreen*	International Equity Fund	11,081,033
	Short Intermediate Bond Fund	3,880,200
Neuberger & Berman	Genesis Assets Fund	9,151,067
Van Kampen	Growth and Income Fund	16,078,210
T. Rowe Price	Retirement 2040 Fund	2,902,455
	Retirement 2030 Fund	3,115,828
	Retirement 2020 Fund	9,801,201
	Retirement 2010 Fund	1,940,176
	Retirement Income Fund	1,315,638

		77,850,614

Participant loans receivable*	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.5%	9,421,917

		$163,994,955

*Represents party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee’s Profit Sharing and 401(k) Retirement Plan
Date: June 20, 2008	/s/ Matthew J. Missad
Matthew J. Missad, Executive Vice President
Universal Forest Products, Inc., Plan Administrator

Date: June 20, 2008	/s/ Michael R. Cole
Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Ernst & Young LLP